November 18, 2010

Ms. Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Dear Ms. Monick:

On behalf of Mastech Holdings, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission dated November 8, 2010 related to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of your comment letter.

Form 10-K for the year ended December 31, 2009

Liquidity and Capital Resources – Investing Activities, page 27

1.	SEC COMMENT: It appears your “maintenance-type capital expenditures” were capitalized to equipment, software and leasehold improvements. The characterization of these costs as maintenance-type does not appear to be consistent with your policy note on page 38. Please tell us how you determined it was appropriate to capitalize these items.

COMPANY RESPONSE: Maintenance-type capital expenditures refer to new equipment (computers / servers), software and leasehold improvements required to maintain our existing operations. These expenditures are not for repairs and maintenance of existing equipment. Accordingly, these additions to fixed assets adhere to our policy note on Page 38. We acknowledge the potential confusion of this wording and will change our characterization of these expenditures in future filings as follows: “Capital Expenditures for 2010 largely related to the purchase of computer equipment required to maintain our existing operations.”

Notes to Consolidated Financial Statements – General

2.	SEC COMMENT: We note your disclosure on page 9 that “the Company operates as a single reportable segment”. We further note your discussion of your four sales channels with your Results of Operations, beginning on page 22. Please tell us how you determined you only have one single reportable segment. Please refer to ASC 280-10.

COMPANY RESPONSE: The Company is engaged in one primary business activity, “temporary contract staffing services”. We provide this service to customers across a broad spectrum of industry verticals. While we generate a small portion of our revenues (less than 1% of revenue in each of the last three years) from permanent placement staffing, these revenues are derived as an “opportunistic byproduct” of our temporary contract staffing activities. The Company’s operating structure is organized to support a single business. The Company’s chief operating decision maker and our Board of Directors view the Company as a single business. By way of example, our recruitment and human resource functions, which are key elements of success in our industry, are centralized and support operations across all sales channels and service offerings.

In assessing the Company’s performance and identifying trends, we use a variety of analytical tools and measurements. These include analyzing our revenues and gross profits by client type (sales channel), contract staffing service offering (Enterprise Solutions; Business Intelligence; e-Business Solutions; Business Analyst; Web Services Development; Help Desk / Back-office Support), geographic presence and industry verticals. All of these assessment tools are used by the Company’s chief operating decision maker in making strategic decisions for the organization as a whole.

In preparing Management’s Discussion and Analysis of Financial Condition and Results of Operations, we disclose our sales channel revenue and gross margin in an attempt to give the reader of our financial statements insight as to how we are performing. We believe that channel analysis is the most informative and straight-forward data that we could present to show the trends and make-up of our revenues and gross margins.

Based on the above, we do not believe that the disaggregated sales channel data constitute more than one segment under ASC 280-10-50-1 through 50-9. There is no single set of measurements (by sales channel, contract staffing service offering, geography or industry vertical) to which managers are held responsible. Moreover, ASC 280-10-50-6 indicates that if the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity’s operating segments, including the nature of the business activities of each component. We believe that the nature of our primary business activity of “temporary contract staffing services” and the manner described above in which we manage it supports our conclusion that we are one reportable segment.

Note 10 – Transactions with Former Parent, page 47

3.	SEC COMMENT: We note in your disclosure that many transactions with your former parent and their affiliates were negotiated as arms-length transactions. Please tell us how you have complied with paragraph 5 of ASC 850-10-50.

COMPANY RESPONSE: We believe that our characterization of certain transactions, with our former parent, as “arms-length transactions” are valid and can be substantiated in accordance with ASC 850-10-50, as evidenced below.

•

iGATE Global Solutions provides the Company with offshore contractors and IT support services. Both of these arrangements were negotiated by the appropriate individuals of both parties and documented by a formal contract. The Company is under no obligation to use iGATE Global Solutions for such services. We continuously explore cost-effective alternatives to these services and to all vendor agreements that we have in place. By way of example, in October 2010 we ended our contract with iGATE Global Solutions to provide IT support services in favor of a domestic provider.

•

iGATE Global Solutions provided the Company with office space in Fremont, California (through mid September 2008) and telecommunication services (through February 2009). These services were provided to the Company under the same pricing structure as iGATE Global Solutions had with their providers. The Company was under no obligation to use iGATE Global Solutions for such services. The telecommunication services was transition related (disclosed on page 10) until such provider contracts could be converted into the Company’s name. The Company ended its sub-lease agreement in September 2008 as we increased our Fremont staff from two employees to four employees.

•

The Company provides iGATE Global Solutions with IT consultants from time-to-time on a negotiated basis. iGATE Global Solutions is under no obligation to use the Company for its staffing services needs. As such needs occur, iGATE Global Solutions’ procurement personnel submits a request to the Company’s sales organization as well as to various other IT staffing providers. Should our consultant be selected as the best value proposition, a formal client contract (similar to all other client contracts) is executed by both parties.

In summary, based on management’s continuous cost rationalization efforts related to the above services provided to us by iGATE Global Solutions, we believe that if such services were provided by an unrelated third-party, the economic terms and conditions would not be materially different.

Form 10-Q for the quarterly period ended September 30, 2010

Note 13 Divestiture of GFS, page 10

4.	SEC COMMENT: We noted that you sold your brokerage operations unit during 2010. Please tell us how you have complied with ASC 205-20-45, or tell us how you determined it was not necessary to report the earnings from this unit within discontinued operations.

COMPANY RESPONSE: The Company believes that the GFS entity did not represent a “component of an entity” in accordance with ASC 205-20-45, but rather the sale of a service offering within our single business of temporary contract staffing services. As discussed above, the Company’s operating structure is organized to support a single business and our chief operating decision maker views the organization as such. Thus, complete operations and cash flows of the GFS business were not clearly distinguished operationally and for financial reporting purposes from the rest of the Company. While this service offering to brokerage clients and the corresponding revenue and gross profit was contained in a separate legal entity for branding purposes, the operational support and general and administrative functions were commingled with the consolidated operations of the Company.

We further note for the Staff that revenues and operating profits from this service offering continued to trend down over of the past several years, and in 2009 represented less than 8% of consolidated revenues and approximately 6% of the Company’s gross profits. At the date of sale, this service offering consisted of 8-consultants, or 2.1% of our total billable consultant-base.

Exhibit 31.1 and 31.2

5.	SEC COMMENT: We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the phrase “quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” with the phrase “three months” in paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.

COMPANY RESPONSE: We will revise our certifications accordingly in future filings to comply with the Exchange Act Rules.

In connection with the above response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses provided herein, please do not hesitate to call us, or our outside counsel, James J. Barnes, at (412) 288-7164.

Sincerely,

/s/ John J. Cronin Jr.
John J. Cronin Jr.
Chief Financial Officer

cc:	Thomas B. Moran

Chief Executive Officer